UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-3134

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO INDUSTRIES, INC. AND ITS SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARK-OHIO HOLDINGS CORP.
6065 Parkland Boulevaid
CLEVELAND, OHIO 44124

INDEX

PAGE (S)

Report of Independent Registered Public Accounting Firm	F-1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.	F-2
Statement of Changes in Net Assets Available for Benefits.	F-3
Notes to Financial Statements.	F-4—F-10

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i—Schedule of Assets (Held at End of Year).	F-11

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Auditors

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Its Subsidiaries Date: June 27, 2008
By	/s/ Richard P. Elliott
Richard P. Elliott
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
The Plan Administrative Committee
Individual Account Retirement Plan
     of Park-Ohio Industries, Inc. and
     its Subsidiaries
We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
June 27, 2008

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments, at fair value	$81,779,184	$75,079,473
Cash	576	—

Receivables:
Employer contribution	163,721	127,753
Employee contribution	329,909	299,606
Interest receivable	7,090	6,822

Total receivables	500,720	434,181

Net assets available for benefits	$82,280,480	$75,513,654

See accompanying notes.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment income:
Dividends and interest	$6,063,117

Contributions:
Participants	4,609,110
Employer	2,067,173
Rollovers	849,422

7,525,705
Net appreciation in fair value of investments	1,036,951

Total additions	14,625,773

Deductions
Distributions to participants	7,617,229
Corrective distributions	170,086
Trustee fees and expenses	71,632

Total deductions	7,858,947

Net increase	6,766,826
Net assets available for benefits:
Beginning of year	75,513,654

End of year	$82,280,480

See accompanying notes.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements
December 31, 2007 and 2006 and
Year Ended December 31, 2007
1. Significant Accounting Policies
Basis of Accounting
The accounting records of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries (the Plan) are maintained on the accrual basis.
Investment Value and Income Recognition
All investments are under the control and management of The Charles Schwab Trust Company, Plan Trustee. Purchases of investments are recorded at cost and revalued to market value at the close of each day by the Plan Trustee. All investments of the Plan are participant directed.
Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.
Realized gains and losses are calculated based upon historical cost of securities using the average cost method.
The investments in common stock are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investments funds are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Recent Account Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
2. Description of Plan
The Plan, adopted by Park-Ohio Industries, Inc. (Company) originally effective January 1, 1985 and restated effective January 1, 2002, is a defined contribution plan. The Plan generally provides that an employee who is in service of a division or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate after completion of the probationary period which generally occurs after 30 days of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective March 10, 2003, trustee and recordkeeper responsibilities for the Plan were transferred from KeyBank National Association to The Charles Schwab Trust Company (trustee) and Schwab Retirement Plan Services, Inc. (recordkeeper).
Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
2. Description of Plan (continued)
The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. If a participant elects to have contributions made for the participant pursuant to such an arrangement, the participant’s compensation is reduced by the amount of such contributions elected and the employer makes plan contributions equal to the amount of the reduction.
The Company may terminate the Plan at any time by resolution of its Board of Directors, subject to the provisions of ERISA. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.
Information about the Plan is contained in the Plan document, which is available from the Company’s Plan Administrative Committee.
3. Contributions
Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 100% of their compensation on a pretax basis. Excluding catch-up contributions for eligible participants, contributions by employees may not exceed $15,500, the Internal Revenue Service maximum contribution for 2007. Employee contributions are fully vested and nonforfeitable at all times.
The Plan provides for uniform rates of employer contributions for eligible employees, which generally include nonbargaining unit employees of the Company, so that each participant is entitled to basic contributions equal to 2% of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant’s investment allocation designation.
Corrective distributions to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code (the Code) on contributions by highly compensated individuals.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
3. Contributions (continued)
Participants of the Plan can make changes to their account, via the telephone or the internet, through Schwab Retirement Plan Services, Inc. The current provision of the system permits a participant to change investment allocation percentages daily and change payroll deferral percentages on the first day of every month.
4. Participant Loans
A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and fifteen years for a mortgage loan, with interest payable at prime plus one%.
5. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2007	2006

Victory Value Fund	$11,695,092	$13,426,130
Schwab Value Advantage Fund	15,056,412	12,566,638
Growth Fund of America	10,426,852	9,823,205
Oakmark Equity Income	9,734,065	8,692,257
Templeton World Fund	5,283,752	5,315,365
JP Morgan Core Bond Fund	5,580,887	4,966,236
Calamos Growth Fund	4,130,725	2,734,694

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
5. Investments (continued)
During 2007, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Appreciation
(Depreciation)
in Fair Value
of Investments

Park-Ohio Holdings Corp. Common stock fund	$1,390,701
Mutual funds	(353,750)

Total	$1,036,951

6. Benefits
A participant is entitled to receive the full value of his or her account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the plan administrator upon the basis of competent medical opinion, or (4) termination of employment after seven years of credited service. Such benefits may be paid in a lump sum cash payment or through the purchase of a single premium annuity contract.
In the event of termination of employment, a participant has a vested right in the participant’s share of the Company’s contributions determined as follows:

Vested
Credited Vesting Service	Percentage

Less than 3 years	0%
At least 3 years but less than 4 years	20%
At least 4 years but less than 5 years	40%
At least 5 years but less than 6 years	60%
At least 6 years but less than 7 years	80%
7 years or more	100%

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
6. Benefits (continued)
The portion of the Company’s contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company’s future contributions to the Plan. The total of forfeited contributions by participants was $162,425, and contributions required by the employer were reduced by this entire amount in 2007.
A participant may withdraw in cash a portion of the participant’s contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage, or pay bona fide medical or education expenditures.
7. Related-Party Transactions
Certain plan investments are mutual funds or common collective trust funds managed by the Plan Trustee. Therefore, these transactions qualify as party in interest. Fees paid by the Plan for the investment management and trustee services amounted to $71,635 and $65,595 for the years ended December 31, 2007 and 2006, respectively.
At December 31, 2007 and 2006, the Plan held 281,206 and 396,970 shares of Park-Ohio Holdings Corp. common stock with a fair value of $3,166,375 and $2,913,759, respectively.
8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries

EIN #34-6520107	Plan #011
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Common Stock
Park-Ohio Holdings Corp.*	281,206 shares of Park-Ohio Stock Fund	$3,166,375

Mutual Funds
Schwab Value Advantage Fund*	15,056,412 shares	15,056,412
Allegiant Small Cap Value CLI	81,436 shares	1,098,566
Calamos Growth A	70,430 shares	4,130,725
Europacific Growth	50,648 shares	2,535,436
Growth Fund of America	311,064 shares	10,426,852
Jensen	38,220 shares	1,086,607
Lord Abbett Mid Cap Value A	113,202 shares	2,102,161
Oakmark Equity Income	362,130 shares	9,734,065

JP Morgan Core Bond Fund	516,749 shares	5,580,887
Schwab S&P500 — Investor Shares*	79,039 shares	1,788,660
Neuberger Berman Genesis Advantage Fund	132,363 shares	3,810,741
Templeton World Fund	281,051 shares	5,283,752
Victory Value Fund	867,588 shares	11,695,092
Washington Mutual R3	31,105 shares	1,041,094

Schwab Common/Collective Trusts
Schwab Managed Retirement 2010*	8,324 shares	131,441
Schwab Managed Retirement 2020*	51,934 shares	908,838
Schwab Managed Retirement 2030*	26,550 shares	501,268
Schwab Managed Retirement 2040*	24,302 shares	470,252
Schwab Managed Retirement Inc.*	422 shares	4,987

Other
Participant loans*	Interest rates ranging from 5.00% to 10.50% with maturities of varying dates	1,224,973

		$81,779,184

*	Indicates party in interest to the Plan.